Exhibit 99.1

Freightos Receives Nasdaq Notice Regarding Minimum Bid Price Requirement

November 13, 2026 - Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO) (“Freightos” or the “Company”), the leading vendor-neutral global freight pricing, booking and procurement platform, today announced that on November 10, 2026, it received a written notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet this requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notification Letter indicated that the closing bid price of the Company’s ordinary shares had been below $1.00 per share for 30 consecutive business days, from September 29, 2026 through November 9, 2026.

Compliance Period

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days from the date of the Notification Letter, or until May 10, 2027, to regain compliance with the minimum bid price requirement. The Company will regain compliance if, at any time during this compliance period, the closing bid price of its ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, unless Nasdaq exercises its discretion to extend this period under Nasdaq Listing Rule 5810(c)(3)(H). If the Company regains compliance, Nasdaq will provide the Company with written confirmation and the matter will be closed.

If the Company does not regain compliance by May 10, 2027, the Company may be eligible for an additional 180-calendar-day compliance period.

No Immediate Effect on Listing

The Notification Letter has no immediate effect on the listing of the Company’s ordinary shares. The Company’s ordinary shares will continue to be listed and to trade on the Nasdaq Capital Market under the symbol “CRGO” during the compliance period. The Notification Letter does not affect the Company’s business operations.

The Company intends to monitor the closing bid price of its ordinary shares and is evaluating available options to regain compliance with the minimum bid price requirement within the applicable compliance period, which may include, if necessary, effecting a reverse share split, subject to any required shareholder approval. There can be no assurance that the Company will regain compliance with the minimum bid price requirement or maintain compliance with any other Nasdaq continued listing requirement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include statements regarding the Notification Letter, the applicable compliance periods, the continued listing and trading of Freightos’ ordinary shares on the Nasdaq Capital Market, Freightos’ ability and plans to regain compliance with the Nasdaq minimum bid price requirement, its eligibility for any additional compliance period and the options it may consider, including a potential reverse share split, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including: Freightos’ ability to regain and maintain compliance with the Nasdaq minimum bid price requirement and other Nasdaq continued listing requirements; Freightos’ eligibility for, and Nasdaq’s determination with respect to, any additional compliance period; the market price and trading volume of Freightos’ ordinary shares; the effects of any reverse share split, if effected, on the market price, liquidity and marketability of Freightos’ ordinary shares; the potential delisting of Freightos’ ordinary shares from Nasdaq and the effect of any delisting on the liquidity and market price of the ordinary shares and on Freightos’ ability to raise capital; disruptions to the international freight industry, including those caused by global economic trends and policy changes, such as increased tariffs and protectionist trade policies being implemented by the United States and other countries and their impact on shipping volume and, hence, number of Transactions, GBV and Platform revenue; ongoing and additional military conflicts in the Middle East, and their impact on the international shipping routes, including major air corridors and the Red Sea and Strait of Hormuz; competition; the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters; Freightos’ ability to keep pace with rapid technological changes, particularly in artificial intelligence; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to reduced international trade, inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; disruptions and instability caused by Freightos’ CEO transition, changes to its board of directors, and its other leadership changes; and those additional factors discussed under “Item 3.D. Risk Factors” in Freightos’ annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or Freightos’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Freightos

Freightos® is the leading digital infrastructure platform powering the international freight industry. Operating as a vendor-neutral network, Freightos connects airlines, ocean carriers, trucking carriers, freight forwarders, and importers and exporters of all sizes to bring transparency, efficiency, and resilience to global supply chains.

The Freightos platform digitalizes freight execution by transforming manual, fragmented processes into seamless, connected, and data-driven digital workflows. Freightos delivers integrated capabilities including procurement, pricing, quoting, booking, customs clearance, payments, and market intelligence across air, ocean, and road freight. By serving as the intelligence middleware layer that unifies data and workflows, Freightos empowers smarter operational decisions and enables market participants to transact, collaborate, and manage global shipments more effectively.

Used by thousands of logistics service providers and businesses around the world, Freightos combines software, network connectivity, transaction infrastructure, and market data into an interconnected digital ecosystem.

Contacts

Media:

Tamar Hartal

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com